UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2025

Commission file number: 001-42278

INNOVATION BEVERAGE GROUP LTD

(Translation of registrant’s name into English)

29 Anvil Road

Seven Hills, New South Wales, Australia, 2147

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

As previously disclosed in the Form 6-K furnished on July 23, 2025, Astra Audit & Advisory LLC (“Astra”) resigned as the independent registered public accounting firm for Innovation Beverage Group Limited (the “Company”). Subsequently, on October 15, 2025, the Company engaged a new auditor to serve as its independent registered public accounting firm, M&K CPA PLLC (“M&K”), effective November 04, 2025.

M&K replaces Astra, which resigned on July 17, 2025. M&K has been engaged by the Company to audit the Company’s financial statements for the fiscal year ending December 31, 2025 and provide a written report on the Company’s consolidated financial statements and schedules supporting such consolidated financial statements. Prior to engaging M&K, the Company did not consult with Astra regarding any matters involving accounting principles, the type of audit opinion that might be rendered, or any reportable events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Innovation Beverage Group Limited

Date: November 04, 2025	By:	/s/ Sahil Beri
		Name:	Sahil Beri
		Title:	Interim Chief Executive Officer